UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______  to ______

Commission File Number 1-3526

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7–14
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009—	15
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	16
SIGNATURE	17
NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for
               Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	- Consent of Babush Neiman Kornman & Johnson, LLP
23.2	- Consent of Deloitte & Touche LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Southern Company Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Southern Company Employee Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at Year End) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Babush Neiman Kornman & Johnson, LLP

Atlanta, Georgia
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Participants of

The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

June 26, 2009

The Southern Company Employee Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS

Participant-directed investments at fair value	$ 3,900,024,264	$3,722,560,791

Receivables
Receivables for securities sold	1,189,118	13,633,575
Accrued interest	256	8,671
Total Receivables	1,189,374	13,642,246

Cash	1,719,551	974,980

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	3,902,933,189	3,737,178,017

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,297,468	94,813,443

NET ASSETS AVAILABLE FOR BENEFITS	$ 3,947,230,657	$3,831,991,460

See notes to financial statements.

The Southern Company Employee Savings Plan

Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2009

ADDITIONS

Contributions from participants	$ 150,485,298
Contributions from participant rollovers	2,206,559
Contributions from employers	78,240,417
Net appreciation in fair value of investments	5,484,697
Interest and dividends	123,689,429

TOTAL ADDITIONS	360,106,400

DEDUCTIONS

Benefits paid to participants or beneficiares	(244,357,685)
Administrative expenses and other	(509,518)

TOTAL DEDUCTIONS	(244,867,203)

NET INCREASE	115,239,197

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	3,831,991,460

End of Year	$ 3,947,230,657

See notes to financial statements.

The Southern Company Employee Savings Plan

Notes to Financial Statements

A.             DESCRIPTION OF THE PLAN

General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.

The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the "Committee"), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the "Company"): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the "Plan Sponsor"), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the "Employing Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended(“ERISA”), and the Internal Revenue Code of 1986, as amended (the "IRC").

Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (formerly, Merrill Lynch Bank & Trust Co., FSB) (the "Trustee") and Merrill Lynch & Co., Inc., respectively.

Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan immediately after the employee's first day of employment as of the first day of the payroll period.

Contributions. Participants may elect to contribute total before-tax and after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.

The Employing Companies' contributions ("Employer Matching Contributions") are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2009, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant's contribution, up to 6% of eligible compensation. The Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant's investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant's investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes to Financial Statements (Continued)

Investment Options. Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.

Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.

Payment of Benefits. Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or annual installments over a period of up to 20 years. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company's common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of the Company's common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant's account in shares of the Company's common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on the Company's common stock is revoked automatically upon his or her death.

B.             SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes to Financial Statements (Continued)

Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.

In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,719,551 and $974,980 as of December 31, 2009 and 2008, respectively.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Units of common collective trust funds (“CCTs”) are reported at the net asset value of units held by the Plan at year-end, as determined by the Trustee. The net asset value of units in the CCTs is determined by the Trustee based on the fair market value of the underlying assets. CCTs with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the Plan Sponsor to contract value. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan offers a stable value investment option, the Merrill Lynch Retirement Preservation Trust, to participants. This fund may invest in guaranteed investment contracts (“GICs”), separate account GICs, and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund plus earnings less participant withdrawals.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting- Defined Contribution Plan, (formerly, AICPA Statement of Position No. 94-4, Reporting of Fully Benefit-Responsive Investment Contracts Held by Health and Welfare and Defined Contribution Pension Plans, as amended, the statements of net assets available for benefits presents the Bank of America, N.A. Retirement Preservation Trust holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Notes to Financial Statements (Continued)

New Accounting Pronouncements. On April 9, 2009, the FASB issued the Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4"), currently incorporated in topic 820 of the FASB ASC, Fair Value Measurement and Disclosures (“FASB ASC 820”). FSP 157-4 (FASB ASC 820), expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This guidance requires (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosures by class of assets and liabilities; and (iii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The adoption of this guidance is reflected, where applicable, throughout these financial statements.

C.        INVESTMENTS

    The Plan's investments, at fair value, that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
Southern Company Common Stock	$ 2,033,888,876	$ 2,144,479,366
Merrill Lynch Equity Index Trust Tier 10	525,925,060	332,051,588
Merrill Lynch Retirement Preservation Trust	610,673,127	587,286,659

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Southern Company Common Stock	$(207,910,110)
Merrill Lynch Equity Index Trust Tier 10	108,693,281
Merrill Lynch Small Cap Index Plus Trust	36,379,411
Merrill Lynch Inti. Index Plus Trust	30,210,724
Northern Trust Collective Aggregate Bond Index Trust Fund Tier N	6,985,794
Self-Directed Accounts
Common and Preferred Stock	22,544,096
Mutual Funds	8,592,022
Other	(10,521)
$ 5,484,697

D.        FAIR VALUE MEASUREMENT

In 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820").  ASC 820 established a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities inputs (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Notes to Financial Statements (Continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Level 1	Level 2	Level 3
December 31, 2009

Southern Company Common Stock	$ 2,033,888,876	$ -	$ -
Merrill Lynch Equity Index Trust Tier 10	-	525,925,060	-
Merrill Lynch Retirement Preservation Trust	-	610,673,127	-
Merrill Lynch Small Cap Index Plus Trust	-	193,788,225	-
Merrill Lynch Intl. Index Plus Trust	-	151,303,738	-
Northern Trust Collective Aggregate	-	128,816,564	-
Bond Index Fund Tier N
Self-directed investments
Other Mutual Funds	38,664,423
Common Stocks	88,024,704
Money Market Funds and CDs	36,067,842
Other	1,973,640
Participant Loans	-	-	90,898,065

Total	$ 2,198,619,485	$ 1,610,506,714	$ 90,898,065

	Level 1	Level 2	Level 3
December 31, 2008

Common stock	$ 2,250,981,445	$ -	$ -
Common collective trust funds		1,386,160,728
Participant loans	-	-	85,418,618

Total	$ 2,250,981,445	$ 1,386,160,728	$ 85,418,618

Notes to Financial Statements (Continued)

For recurring fair value measurements using significant unobservable inputs (Level 3), a reconciliation of beginning and ending balances at December 31, 2009 and 2008 are as follows:

Participant Loans	2009	2008
Balance - beginning of year	$ 85,418,618	$ 82,334,879
New loans - net of repayments	5,479,447	3,083,739
Balance - end of year	$ 90,898,065	$ 85,418,618

E.         EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 61,041,083 and 57,958,902 shares, respectively, of common stock of the Company at a fair value of $2,033,888,876 and $2,144,479,366, respectively, with a cost basis of $1,499,155,474 and $1,370,374,887, respectively. During the year ended December 31, 2009, the Plan recorded related dividend income of $105,776,246.

F.         PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

G.         FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 31, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Plan requested an updated determination letter on February 2, 2009. Such letter has not been received. However, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The net assets available for benefits of the Plan include $1,719,551 and $974,980 for participants who had requested distributions from their accounts but had not yet been paid at December 31, 2009 and 2008, respectively. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the years ended December 31, 2009 and 2008, respectively.

Notes to Financial Statements (Continued)

The net assets available for benefits of the Plan include a stable value investment option recorded at contract value. Investments in the Form 5500 reflect adjustments of $44,297,468 and $94,813,443 to record the stable value investment option at fair value at December 31, 2009 and 2008, respectively. Income in the Form 5500 was decreased by $44,297,468 and $94,813,443 to adjust the investment to fair value for the year ended December 31, 2009 and 2008, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

Net assets per the financial statements	$ 3,947,230,657	$ 3,831,991,460
Benefits payable to participants	(1,719,551)	(974,980)
Adjustment from fair value
to contract value	(44,297,468)	(94,813,443)
Net assets per the Form 5500	$ 3,901,213,638	$ 3,736,203,037

Reconciliations of benefits paid to participants and total gain per the financial statements to the Form 5500 for the year ended December 31, 2009 are as follows:

Benefits paid per financial statements	$ 244,357,685
Benefits payable to participants :
Beginning of year	(974,980)
End of year	1,719,551
Benefits paid per Form 5500	$ 245,102,256

Total gain per the financial statements	$ 360,106,400
Adjustment from fair value
to contract value
Beginning of year	94,813,443
End of year	(44,297,468)
Total gain per the Form 5500	$ 410,622,375

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor's EIN: 63-0274273
Plan Number: 002

The Southern Company Employees Savings Plan

Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par or maturity value	Cost	value

*	The Southern Company	Common stock	**	$ 2,033,888,876
*	Merrill Lynch Equity Index Trust Tier 10	Common collective trust	**	525,925,060
*	Merrill Lynch Retirement Preservation Trust	Common collective trust	**	610,673,127
*	Merrill Lynch Small Cap Index Plus Trust	Common collective trust	**	193,788,225
*	Merrill Lynch Intl. Index Plus Trust	Common collective trust	**	151,303,738
	Northern Trust Collective Aggregate
	Bond Index Fund Tier N	Common collective trust	**	128,816,564
	Various	Self-directed account	**	164,730,609
*	Participant loans	Interest rates range from 4% to 10% with	**	90,898,065
		maturity dates through 2021
	TOTAL			$ 3,900,024,264

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
/s/Marsha S. Johnson Marsha S. Johnson, Chair The Southern Company Benefits Administration Committee

June 28, 2010